

July 29, 2010

Claire L. Kruger
Chief Executive Officer and Chief Operating Officer
Spherix Incorporated
6430 Rockledge Drive #503
Bethesda, Maryland 20817

> **Re:** **Spherix Incorporated**
> **Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-167963**

Dear Ms. Kruger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the convertible preferred stock and warrants will be sold in units but that the units will not be issued or certificated. Please clarify for us what you mean by the statement that the units will not be issued. In addition, please tell us what consideration you have given to whether the units are separate securities that should be covered by the registration statement.

2. Please add to the registration statement all the currently omitted information that is not subject to Rule 430A under the Securities Act of 1933, as amended. Please note that we will need adequate time to review this information once it is provided.

3.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the placement agent compensation arrangements for the offering.

4.   We note that you have not filed several exhibits, including the legality opinion. Please allow sufficient time for our review of these exhibits before requesting effectiveness of your registration statement.

Cover Page of Registration Statement

5.   We note that you have included the undertakings for Rule 415 offerings on page II-2 of the registration statement and that it appears that your offering will be made on a delayed or continuous basis. If this is correct, please revise the cover page to check the box to indicate that you are registering an offering pursuant to Rule 415.

Prospectus Summary, page 2
The Offering, page 4

6.   We note your disclosure in the Definitive Proxy Statement filed on July 2, 2010, which states that you are required to obtain shareholder approval prior to issuing a certain number of shares of your common stock. Please revise this section to disclose (i) that you must obtain shareholder approval at your annual meeting on August 31, 2010 to issue the shares of common stock underlying the convertible preferred stock and warrants and (ii) your intentions with regard to the offering if you are unable to obtain the required shareholder approval. Please revise other sections of your prospectus accordingly, including, but not limited to, the Plan of Distribution. Please further consider whether a failure to obtain the required shareholder approval would create any significant risks for your company, and if necessary, revise your risk factor disclosure to discuss such risks.

Risk Factors, page 6

7.   You must identify all significant factors that make your offering speculative or risky. Please revise the introductory paragraph to delete the fourth through seventh sentences, which are not appropriate. Please refer to Item 503(c) of Regulation S-K.

Item 16. Exhibits, page II-2

8.   Please file the warrant agreement and form of warrant as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: James E. Baker, Jr. (via facsimile at (410) 230-3801)
        Baxter, Baker, Sidle, Conn & Jones, P.A.
        120 E. Baltimore Street, Suite 2100
        Baltimore, Maryland 21202